TORNET

January 22, 2003

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

03003530

SEC MAIL PROCESSING
RECEIVED
JAN 29 2003
WASH. D.C. 181 SECTION

SUPPL

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet sells and buys

Fastighets AB Tornet has sold 16 properties for approximately SEK 260 million through its subsidiaries SkansTornet and ArosTornet. Twelve of these properties were included in the acquisition of Amplion in 2002. Thirteen of the properties sold are included in the report for 2002 and three properties have been sold after 1 January 2003. The sales will only have a marginal effect on the result.

Four properties, two each in Falun and Borlänge, have been included in a transaction where Tornet is acquiring one property in Luleå. Of the other sold properties, four are located in Nässjö, two in Malmö and one each in Halmstad, Växjö, Uppsala and Västerås.

More information on sold properties is available on Tornet's website www.tornet.se under the heading Properties/List of properties.

Tornet has moreover sold the whole of its shareholding in the property company Masmästaren Fastigheter AB at book value.

Danderyd, 22 January 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3 million square metres and a book value of approximately SEK 19 billion. Almost 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Tornet's board of directors appoints a deputy managing director

The board of directors of Fastighets AB Tornet has decided to appoint Christel Armstrong Darvik, managing director of Tornet's subsidiary SkansTornet, as deputy managing director of Tornet. This appointment means that Christel Armstrong Darvik will be Tornet managing director Sverker Lerheden's deputy at the same time as she retains her present appointment.

Christel Armstrong Darvik, who is 49 years old, has been employed as managing director of SkansTornet with its head office in Gothenburg since 1998.

Danderyd, 22 January 2003

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Christel Armstrong Darvik, Deputy Managing Director, Fastighets AB Tornet, Managing Director, SkansTornet +46-31-83 79 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08